Exhibit 99.1

PyroGenesis Canada Inc.

Condensed Consolidated

Interim Financial Statements

Three and nine months ended September 30, 2021

(Unaudited)

The accompanying unaudited financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements for the period ended September 30, 2021.

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

	September 30, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash and cash equivalents [note 6]	15,781,528	18,104,899
Accounts receivable [note 7]	18,229,407	3,329,653
Costs and profits in excess of billings on uncompleted contracts and projects [note 8]	3,293,718	1,073,633
Inventory	552,877	-
Investment tax credits and government wage subsidy receivable [note 9]	311,007	567,059
Current portion of deposits [note 11]	1,727,115	1,421,246
Current portion of royalties receivable	242,687	-
Contract assets	439,753	694,301
Other assets	1,541,787	145,996
Total current assets	42,119,879	25,336,787
Non-current assets
Deposits [note 11]	300,676	301,341
Strategic investments [note 10]	27,638,516	39,991,750
Property and equipment	3,613,090	2,529,570
ROU assets	5,932,217	3,701,000
Royalties receivable	915,521	1,060,000
Investment tax credits receivable	-	705,316
Intangible assets	3,885,125	905,614
Goodwill	2,311,956	-
Total assets	86,716,980	74,531,378
Liabilities
Current liabilities
Accounts payable and accrued liabilities [note 12]	8,230,604	4,708,051
Billings in excess of costs and profits on uncompleted contracts and projects [note 13]	6,574,359	6,592,972
Current portion of term loans [note 14]	624,819	12,208
Balance due on business combination	435,560	-
Current portion of lease liabilities	2,987,113	225,977
Total current liabilities	18,852,455	11,539,208
Non-current liabilities
Lease liabilities	2,438,682	2,762,565
Term loans [note 14]	163,018	100,499
Balance due on business combination	3,258,218	-
Deferred income taxes	760,412	706,000
Total liabilities	25,472,785	15,108,272
Shareholders’ equity [note 15]
Common shares and warrants	82,125,269	67,950,069
Contributed surplus	15,015,275	10,480,310
Deficit	(35,896,349)	(19,007,273)
Total shareholders’ equity	61,244,195	59,423,106
Total liabilities and shareholders’ equity	86,716,980	74,531,378

Contingent liabilities [notes 22]

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues [note 5]	9,317,926	8,149,427	23,863,001	10,996,789
Cost of sales and services [note 17]	5,265,395	2,616,901	12,733,979	3,930,257
Gross Profit	4,052,531	5,532,526	11,129,022	7,066,532
Expenses (income)
Selling, general and administrative [note 17]	4,901,131	5,311,802	15,287,141	8,253,369
Research and development	389,806	131,955	1,386,847	151,176
	5,290,937	5,443,757	16,673,988	8,404,545

Net income (loss) from operations	(1,238,406)	88,769	(5,544,964)	(1,338,013)

Changes in fair market value of strategic investments [note 9]	1,868,862	15,220,857	(10,380,709)	20,628,298
Financial expenses [note 18]	6,792	(16,370)	99,965	493,295

Net income (loss) before income taxes	623,664	15,325,996	(16,025,638)	18,796,990
Income taxes – current	-	-	706,000	-
Income taxes – deferred	-	-	(706,000)	-
Net income (loss) and comprehensive income (loss)	623,664	15,325,996	(16,025,638)	18,796,990
Earnings (loss) per share [note 19]
Basic	0.00	0.10	(0.10)	0.13
Diluted	0.00	0.09	(0.10)	0.12

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

	Number of Common Shares	Common shares and warrants	Contributed Surplus	Equity portion of convertible debentures	Deficit	Total
		$	$	$	$	$
Balance - December 31, 2020	159,145,993	67,950,069	10,480,310	-	(19,007,273)	59,423,106

Share issued on exercise of stock options	3,477,000	1,437,022	(349,254)	-	-	1,087,768
Share issued on exercise of warrants and compensation options	8,337,897	13,085,197	-	-	-	13,085,197
Shares purchased for cancellation	(166,684)	(347,019)	-	-	(863,440)	(1,210,459)
Share-based payments	-	-	4,884,219	-	-	4,884,219
Net income (loss) and comprehensive income (loss)	-	-	-	-	(16,025,636)	(16,025,636)
Balance – September 30, 2021	170,794,206	82,125,269	15,015,275	-	(35,896,349)	61,244,195

Balance - December 31, 2019	141,303,451	47,073,243	6,679,730	401,760	(60,237,656)	(6,082,923)

Share issued on exercise of stock options	1,858,000	1,018,658	(396,059)	-	-	622,599
Shares issued upon exercise of share purchase warrants	5,596,467	4,383,858	-	-	-	4,383,858
Conversion of debentures into shares	3,369,375	3,073,356	-	(360,981)	-	2,712,375
Conversion of loan into shares	3,225,000	925,982		(98,422)		827,560
Shares purchased for cancellation	(1,285,000)	(426,370)	-	-	(538,021)	(964,391)
Equity component of convertible debentures	-	-	40,779	(40,779)	-	-
Share-based payments	-	-	3,111,913	-	-	3,111,913
Equity component of convertible debentures issued	-	-	-	98,422	-	98,422
Net income (loss) and comprehensive income (loss)	-	-	-	-	18,796,990	18,796,990
Balance – September 30, 2020	154,067,293	56,048,727	9,436,363	-	(41,978,687)	23,506,403

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows provided by (used in)
Operating activities
Net (loss) income	623,664	15,325,998	(16,025,636)	18,796,990
Adjustments for:
Share-based expenses	673,194	3,017,409	4,884,219	3,111,913
Depreciation of property and equipment	93,701	19,125	254,079	39,238
Depreciation of ROU assets	153,177	128,971	404,188	306,541
Amortization of intangibles assets	91,333	6,782	104,892	20,408
Amortization of contract assets	118,696	-	424,765
Financial expenses	6,793	121,408	99,965	631,073
Change in fair value of investments	(1,868,862)	(15,220,857)	10,380,709	(20,628,298)
	(108,302)	3,398,836	527,181	2,277,865
Net change in non-cash operating working capital items [note 16]	(2,324,191)	(1,008,940)	(16,877,125)	(640,447)
	(2,432,493)	2,389,896	(16,349,944)	1,637,418
Investing activities
Purchase of property and equipment	(223,412)	(437,057)	(1,408,300)	(541,512)
Addition to ROU assets	-	-	(36,903)	-
Purchase of intangible assets	(100,964)	(48,282)	(208,116)	(63,893)
Purchase of strategic investments	(1,205,011)	(2,949,672)	(10,401,522)	(3,009,672)
Disposal of strategic investments	-	2,103,024	12,374,047	2,103,024
Variation of deposits	-	(108,489)	-	(112,254)
Business acquisition, net of cash acquired	1,104,393	-	1,104,393	-
	(424,994)	(1,440,476)	1,423,599	(1,624,307)
Financing activities
Repayment of R&D loans	-	(247,500)	-	(461,500)
Repayment of term loan [note 14]	(3,078)	(115,200)	(9,076)	(115,200)
Repayment of convertible debenture	-	-	-	(358,500)
Repayment of lease liabilities	(80,198)	(1,232,520)	(161,249)	(1,300,792)
Repayment of promissory notes payables to the controlling shareholder and CEO	-	-	-	(295,000)
Proceeds from convertible loans	-	-	-	903,000
Proceeds from issuance of shares upon exercise of stock options	683,323	15,599	1,087,768	603,599
Proceeds from issuance of shares upon exercise of warrants and compensation options	-	1,242,189	13,085,197	4,402,858
Share purchase for cancellation	-	-	(1,210,459)	(964,391)
Interest paid	(37,571)	(84,246)	(189,207)	(366,097)
	562,476	(421,678)	12,602,974	2,047,977
Net (decrease) increase in cash	(2,295,011)	527,742	(2,323,371)	2,061,088
Cash - beginning of period	18,076,539	1,567,777	18,104,899	34,431
Cash - end of period	15,781,528	2,095,519	15,781,528	2,095,519
Supplemental cash flow disclosure Non-cash transactions:
Purchase of property and equipment included in accounts payables	72,565	(181,863)	113,657	7,170
Purchase of intangibles assets included in accounts payables	74,911	(120,468)	19,372	129,650
Addition of right-of-use assets and lease liabilities	-	366,566	2,120,894	366,566
Interest included in accounts payable	-	19,408	-	-
Investments received in payment of trade accounts receivables	-	395,514	-	395,514

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

1. Nature of operations

(a) Nature of operations

PyroGenesis Canada Inc. (the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents for advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and sustainable solution to reduce greenhouse gases. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the Toronto Stock Exchange (TSX) under the Symbol “PYR” and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “, and since March 11, 2021, on NASDAQ in the USA under the symbol “PYR”.

2. Basis of preparation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 15, 2021.

(b) Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Basis of measurement

These financial statements have been prepared on the historical cost basis except for:

(i)	strategic investments which are accounted for at fair value,
(ii)	stock-based payment arrangements, which are measured at fair value on grant date pursuant to IFRS 2, Share-based Payment; and
(iii)	lease liabilities, which are initially measured at the present value of minimum lease payments.

(d) Basis of consolidation

For financial reporting purposes, subsidiaries are defined as entities controlled by the Company. The Company controls an entity when it has power over the investee; it is exposed to, or has rights to, variable returns from its involvement with the entity; and it has the ability to affect those returns through its power over the entity.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

2. Basis of preparation (continued)

In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.

These consolidated financial statements include the accounts of the Company, and its subsidiaries, Drosrite International LLC and Pyro Green-Gas Inc. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of the CEO and controlling shareholder’s family and is deemed to be controlled by the Company. Pyro Green-Gas (formerly AirScience Technologies Inc. until the renaming on September 14, 2021) was acquired by the Company on August 11, 2021 (see note 4). All significant transactions and balances between the Company and its subsidiary have been eliminated upon consolidation.

3. Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2020.

The COVID-19 pandemic continues to evolve as vaccination campaigns are currently underway in Canada and other countries in which the Company operates while more contagious variants of the virus have evolved. The financial effect of the pandemic is still uncertain at this time as is the Company’s business continuity plans and other mitigating measures. Estimates of the length and seriousness of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Therefore, uncertainty about judgments, estimates and assumptions made by management during the preparation of the Company’s interim consolidated financial statements related to potential impacts of the COVID-19 pandemic on revenue, expenses, assets, liabilities, and note disclosures could result in a material adjustment to the carrying value of the asset or liability affected.

4. Business combination

On August 11, 2021, the Company completed the acquisition of AirScience Technologies Inc. and its subsidiaries (collectively “AST”), a Montreal-based company which offers technologies, equipment, and expertise in the area of biogas upgrading, as well as air pollution controls, for a maximum purchase price consideration of $4.4 million in cash, subject to customary post-closing adjustments. In addition, the Company settled a pre-existing loan receivable from AST of approximately $1.7 million. The transaction was executed essentially through a purchase of the entirety of the common class “A” shares of AST. This acquisition enables the Company to springboard into the renewable natural gas market and provides an advantage compared to building its own operations. In addition, the Company will now have a presence in Italy and India, and the acquisition will provide potential synergies with the Company’s land-based waste destruction offerings. The purchase price will be paid upon the achievement of various contract and

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

4. Business combination (continued)

business-related milestones by AST. The Company’s preliminary assessment is that these milestones will be realized at various moments during the next 28 months.

The Company is currently assessing the fair value of the assets acquired and the liabilities assumed at the date of acquisition, for which the valuation process of certain assets remains to be finalized. The preliminary allocation of the purchase price was based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition, which is subject to material adjustments until the fair value assessment is completed. The items that are mainly subject to change are Intangible assets and Goodwill. The Corporation will finalize the purchase price allocation over the coming quarters. Final adjustment to the purchase price allocation could also impact depreciation, amortization and income tax expenses recognized since the initial accounting of the AST business acquisition.

The preliminary allocation of the total consideration based on the estimated fair value of assets acquired and the liabilities assumed at the date of acquisition is as follows:

September 30, 2021 Preliminary $
Total consideration
Consideration paid at closing	1
Contingent consideration	3,693,777
Consideration paid at closing and continent consideration Settlement of pre-existing loan receivable from AST	3,693,778 1,744,400
5,438,178

Net assets acquired
Current assets [1] ROU asset	5,263,325 477,608
Property and equipment	42,956
Intangible assets and Goodwill [2]	5,168,871
Current liabilities	(4,198,570)
Non-current liabilities	(555,600)
Deferred income taxes	(760,412)
5,438,178

1 Includes an amount of trade receivables with a net fair value of $3.3 million, including an allowance for doubtful accounts of $0.5 million.

2 The preliminary goodwill of $2.3 million recorded on the transaction is mainly attributable to the expected growth in biogas upgrading market and the expertise of the workforce, and it is not expected to be deductible for tax purposes.

During the three and nine month periods ended September 30, 2021, the Company recognized revenue of $3.7 million and net income of $1.2 million related to the operations generated by the acquisition of AST.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

5. Revenues

The Company’s revenues are generated from DROSRITE™ related sales of $1,983,524 (2020 - $4,590,227), PUREVAP™ related sales of $999,874 (2020 - $2,840,760), the development and support related to systems supplied to the U.S. Navy of $1,957,981 (2020 - $419,251), torch related sales of $645,894 (2020 – $192,800), biogas upgrading & pollution controls related sales of $3,712,000 (2020 - $Nil) and other sales and services of $18,653 (2020 - $106,389).

The following is a summary of the Company’s revenues for the nine months ended September 30, by revenue recognition method:

	2021	2020
	$	$
Revenue from contracts with customers by product line:
DROSRITE™	6,373,130	6,384,563
PUREVAP™	5,524,642	2,883,819
Development and support related to systems supplied to the U.S. Navy	6,677,188	480,290
Torch related sales	1,398,729	897,822
Biogas upgrading & pollution controls	3,712,000	-
Other sales and services	177,312	350,295
	23,863,001	10,996,789

See note 24 for sales by geographic area.

At September 30, 2021, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $26,178,806. Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over a maximum period of approximately 2 years.

6. Cash and cash equivalents

At September 30, 2021, there are no restrictions on cash and cash equivalents. Cash and cash equivalents include the following components:

	September 30, 2021	December 31, 2020
	$	$
Cash	7,781,528	10,104,899
Guaranteed investment certificates	8,000,000	8,000,000
Cash and cash equivalents	15,781,528	18,104,899

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

6. Cash and cash equivalents (continued)

Guaranteed investment certificates are instruments issued by Canadian financial institutions and include $3,000,000 bearing interest at a rate of 0.43% and $5,000,000 bearing interest at a rate of 0.53%. These instruments are redeemable without penalty 60 days and 30 days, respectively, from the date of acquisition and mature in November 2021 and December 2021.

7. Accounts receivable

Details of accounts receivable were as follows:

	September 30, 2021	December 31, 2020
	$	$

1 – 30 days	8,526,841	309,362
31 – 60 days	37,576	226,713
61 – 90 days	224,047	253,141
Greater than 90 days	5,324,691	218,008
Total trade accounts receivable	14,113,155	1,007,224
Unbilled trade receivables	3,509,893	1,132,911
Other receivables	220,223	931,041
Sales tax receivable	386,136	258,477
	18,229,407	3,329,653

There is a $520,000 allowance for credit losses recorded as at, September 30, 2021 and $Nil for December 31, 2020.

8. Costs and profits in excess of billings on uncompleted contracts and projects

At September 30, 2021, the Company had twelve uncompleted contracts and projects with total billings of $6,985,722 which were less than total costs incurred and had recognized cumulative revenue of $10,279,440 since those contracts and projects began. This compares with seven contracts with total billings of $8,378,093 which were less than total costs incurred and had recognized cumulative revenue of $9,451,726 as at, December 31, 2020.

9. Investment tax credits and government wage subsidy

At September 30, 2021 investment tax credits related to qualifying projects from the provincial government were $204,036 (2020 - $131,871) and $Nil (2020 - $1,058,017) of investment tax credits earned in prior years that met the criteria for recognition. The Company also recorded for the nine months ended September 30, 2021 $86,976 (2020 - $18,420) of the investment tax credits against cost of sales and services, $94,560 (2020 - $1,141,468) against research and development expenses and $22,500 (2020 - $30,000) against selling general and administrative expenses. An additional amount of $106,971 of 2020 investment tax credits is a receivable for the Company.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

10. Strategic investments

	September 30, 2021	December 31, 2020
	$	$

Beauce Gold Fields (“BGF”) shares – level 1	133,353	123,095
HPQ Silicon Resources Inc. (“HPQ”) shares - level 1	22,420,076	16,489,220
HPQ warrants – level 3	5,085,087	23,379,435
	27,638,516	39,991,750

Investments in HPQ (TSXV: HPQ) comprise 29,500,100 common shares (2020 - 14,990,200) and 9,594,600 warrants (2020 - 25,844,600).

Investment in BGF (TSXV: BGF) consists of 1,025,794 of common shares. The 1,025,794 common shares of BGF were received in December 2018 as dividend in kind from a spinoff of HPQ.

The change in strategic investments is summarized as follows:

	(“BGF”) shares – level 1		HPQ shares – level 1		(“HPQ”) Warrants - level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2019	1,025,794	133,354	18,450,000	1,476,000	17,750,000	-
Additions	-	-	7,887,000	3,395,742	5,200,000	560,000
Received in lieu of payment of services rendered	-	-	4,394,600	395,514	4,394,600	-
Exercised	-	-	1,500,000	540,000	(1,500,000)	(337,500)
Disposed	-	-	(17,241,400)	(10,798,056)	-	-
Change in the fair value	-	(10,259)	-	21,480,020	-	23,156,935
Balance, December 31, 2020	1,025,794	123,095	14,990,200	16,489,220	25,844,600	23,379,435
Additions	-	-	8,018,000	7,882,774	-	-
Exercised	-	-	16,250,000	2,518,750	(16,250,000)	(893,750)
Disposed	-	-	(9,758,100)	(3,391,118)	-	-
Change in the fair value	-	10,258	-	(1,079,550)	-	(17,400,598)
Balance, September 30, 2021	1,025,794	133,353	29,500,100	22,420,076	9,594,600	5,085,087

At September 30, 2021, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

Number of Warrants	1,200,000	4,394,600	4,000,000

Date of Issuance	April 29, 2020	June 2, 2020	September 3, 2020
Exercise Price	0.10	0.10	0.61
Assumption under the Black Sholes model:
Fair Value of the shares ($)	0.76	0.76	0.76
Risk free interest rate (%)	0.44	0.44	0.44
Expected Volatility (%)	115.90	114.74	110.39
Expected dividend yield	0	0	0
Contractual remaining life (number of months)	22	23	26

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

10. Strategic investments (continued)

At September 30, 2021, a gain from initial recognition of warrants of $592,778 has been deferred off balance sheet until realized.

11. Deposits

	September 30, 2021	December 31, 2020
	$	$
Current portion:
Suppliers	1,086,874	1,421,246
Rent	40,241	-
Security Deposit	600,000	-
Non-current portion:
Suppliers	1,872	1,099
Rent	298,804	300,242
Total non-current	300,676	301,341
Total Deposits	2,027,791	1,722,587

	September 30, 2021	December 31, 2020
	$	$

Accounts payable	5,175,995	2,206,249
Accrued liabilities	2,237,628	1,701,554
Sale commissions payable ¹	733,399	731,671
Accounts payable to the controlling shareholder and CEO	83,582	68,577
	8,230,604	4,708,051

12. Accounts payable and accrued liabilities

¹Sale commissions payable relate to the costs to obtain long-term contracts with clients.

13. Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $23,187,356 (2020 - $6,831,326).

Payments to date received were $27,811,715 and $1,950,000 of deposits on contract in progress (2020 - $11,474,298 in cash and $1,950,000 of other assets).

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

14. Term loans

	EDC Loan¹	Other Term Loans²	Other Term Loans[3]	Other Term Loans[4]	Other Term Loans[5]	Total
	$	$	$	$	$	$
Balance, December 31, 2020	75,800	36,907	-	-	-	112,707
Acquired by business combination	-	-	50,000	33,200	592,040	675,240
Accretion expense	8,966	-	-	-	-	8,966
Payments	-	(9,076)	-	-	-	(9,076)
Balance, September 30, 2021	84,766	27,831	50,000	33,200	592,040	787,837
Less current portion	-	(12,859)	-	(19,920)	(592,040)	(624,819)
Balance, September 30, 2021	84,766	14,972	50,000	13,280	-	163,018

¹ maturing in 2027, non-interest bearing, payable in equal instalments from July 2023 to June 2027.

² maturing October 23, 2023, bearing interest at a rate of 6.95% per annum payable in monthly instalments of $1,200 secured by automobile (carrying amount of $36,702 as at December 31, 2020).

3 repayment term to begin in January 2023, non-interest-bearing loan.

4 maturing in May 2023, bearing interest at a rate of 7.45%.

5 400,000 Euro loan, bearing interest at a rate of 4.5%.

15. Shareholders’ equity

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

Issuance of shares

The following table sets out the activity in stock options during the nine months ended September 30, 2021:

	Number of options	Weighted average exercise price
		$
Balance – December 31, 2020	9,403,000	2.16
Exercised	(3,032,500)	0.23
Cancelled/Forfeited	(82,500)	4.41
Balance, September 30, 2021	6,288,000	3.06

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

15. Shareholders’ equity (continued)

At September 30, 2021, the outstanding options, as issued under the stock options plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of stock Options	Exercise price per option	Expiry date
		$

November 3, 2017	2,400,000	0.58	November 3, 2022
July 3, 2018	300,000	0.51	July 3, 2023
October 29, 2018	40,000	0.52	October 29, 2023
September 29, 2019	100,000	0.51	September 29, 2024
January 2, 2020	100,000	0.45	January 02, 2025
July 16, 2020	2,248,000	4.41	July 16, 2025
October 26, 2020	250,000	4.00	October 26, 2025
April 6, 2021	550,000	8.47	April 6, 2026
June 1, 2021	200,000	6.57	June 1, 2026
June 14, 2021	100,000	6.70	June 14, 2026
	6,288,000	3.06

Share purchase warrants

The following table reflects the activity in warrants for the nine months ended September 30, 2021 and the number of issued and outstanding share purchase warrants at September 30, 2021:

	Number of warrants December 31, 2020	Granted	Exercised	Number of warrants September 30, 2021	Price per warrant	Expiry date
					$
Issuance of units – Sept 28, 2018	3,448,276	-	3,448,276	-	0.58	Jan 28, 2021
Issuance of units – Oct 19, 2018	100,000	-	100,000	-	0.58	Feb 13, 2021
Issuance of units – May 15, 2019	1,355,500	-	1,355,500	-	0.85	May 15, 2021
Issuance of units – May 24, 2019	750,000	-	750,000	-	0.85	May 24, 2021
Issuance of units – June 19, 2019	500,000	-	500,000	-	0.85	June 19, 2021
Issuance of units – Oct 25, 2019	225,000	-	225,000	-	0.75	Oct 25, 2021
Issuance of units – Nov 10, 2020	1,677,275	-	1,677,275	-	4.50	Nov 10, 2022
Issuance of warrants – Nov 10, 2020	95,707	-	95,707	-	4.50	Nov 10, 2022
	8,151,758	-	8,151,758	-	1.52

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

16. Supplemental disclosure of cash flow information

Net changes in non-cash components of operating working capital

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Decrease (increase) in:
Accounts receivable	(3,827,068)	(424,342)	(13,292,138)	(552,142)
Inventory	(192,192)	(9,245)	(548,647)	(9,245)
Costs and profits in excess of billings on uncompleted contracts	(2,010,805)	(38,080)	(2,220,085)	(83,005)
Investment tax credits receivable	(102,727)	(96,049)	255,368	(166,362)
Deposits	511,182	(4,701)	(305,204)	(305,795)
Other assets	1,452,235	24,950	(593,106)	51,331

Increase (decrease) in:
Accounts payable and accrued liabilities	1,673,971	(1,200,907)	1,177,390	(1,052,244)
Billings in excess of costs and profits on uncompleted contracts	171,213	994,633	(1,350,703)	2,485,955
	(2,324,191)	(753,741)	(16,877,125)	368,493

17. Other information

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Other Information
Amortization of intangible assets	91,333	6,782	104,892	20,408
Depreciation of property and equipment	93,701	19,125	254,079	39,238
Depreciation of ROU assets	153,177	128,971	404,188	306,541
Employee benefits	2,467,185	2,003,355	6,488,260	4,646,858
Share-based expenses	673,194	3,017,408	4,884,219	3,111,913
Awarded grants	30,949	91,459	177,693	412,982

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

18. Financial expenses:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Financial expenses
Interest and fees on convertible debentures	-	27,090	-	171,042
Interest accretion of convertible debentures	-	15,066	-	182,700
Interest on term loans	-	11,165	-	62,073
Interest on lease liabilities	84,586	39,161	221,514	165,085
Interest accretion on promissory notes	-	(922)	-	17,937
Accretion of Royalty Receivable & balance due on business combination	(84,762)	-	(149,091)	-
Other interest expenses	6,969	29,848	27,542	32,236
Capitalized finance costs on borrowing costs on Equipment under construction	-	(137,778)	-	(137,778)
	6,793	(16,370)	99,965	493,295

19. Earnings (loss) per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Weighted daily average of Common shares	168,517,657	150,343,350	165,369,555	145,610,701
Dilutive effect of stock options	-	6,073,573	-	5,394,874
Dilutive effect of warrants	-	6,671,219	-	5,160,588
Dilutive effect of convertible debentures	-	-	-	-
Weighted average number of diluted shares	174,385,624	163,088,142	165,369,555	156,166,164
Number of anti-diluted stock options, warrants, convertible debentures and convertible loans excluded from fully diluted earnings per share calculation	3,545,000	2,460,000	6,288,000	2,460,000

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

20. Related party transactions

During the three and nine months ended September 30, 2021, the Company concluded the following transactions with related parties:

The Company entered into a lease agreement for the rental of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. At September 30, 2021 the carrying amount of the ROU asset and lease liabilities are $1,162,487, and $55,328, respectively (2020 - $3,701,000 and $2,988,542).

An amount of $68,825 and $206,310 was charged by a trust whose beneficiary is the controlling shareholder and CEO for rent and property taxes (2020 - $68,687 and $205,420 of rent and property taxes).

A balance due to the controlling shareholder and CEO of the Company amounted to $67,817 (December 31, 2020 - $72,188) for expense report, salary and vacation payables and is included in accounts payable and accrued liabilities as at, September 30, 2021.

An amount of $Nil (December 31, 2020 - $4,413), of interest payable and $Nil (2020 - $17,937) of accretion expense were accrued on a convertible loan of $295,000 from the controlling shareholder and CEO of the Company. A balance due of $Nil is included in accounts payable and accrued liabilities.

The key management personnel of the Company are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries – officers	253,805	323,796	714,019	704,114
Pension contributions	4,634	8,195	13,042	14,061
Fees – Board of Directors	72,400	40,000	147,400	84,000
Share – based compensation – officers	264,736	1,098,610	2,057,061	1,163,909
Share – based compensation – Board of Directors	251,467	362,215	1,963,317	381,008
Other benefits – officers	122,867	250,724	176,219	488,577
Total compensation	969,909	2,083,540	5,071,058	2,835,669

A balance of $124,745 of key management compensation, of the amounts noted above, is included in accounts payable and accrued liabilities as at, September 30, 2021 (2020 - $102,625).

21. Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

21. Financial instruments (continued)

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

	September 30, 2021 CDN	December 31, 2020 CDN
	$	$

Cash	652,362	1,366,627
Accounts receivable	8,153,494	621,817
Accounts payable and accrued liabilities	(1,412,355)	(252,463)
Total	7,393,501	1,735,981

At September 30, 2021 the following items are denominated in US dollars:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Sensitivity analysis

At September 30, 2021, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss for the year ended September 30, 2021 would have been $739,350 (2020 – $174,000).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at September 30, 2021 represents the carrying amount of cash, accounts receivable and deposits.

Credit concentration

During the three and nine months ended September 30, 2021, four customers accounted for 28%, 21%, 20%,11% and 27%, 26%, 23%,11% respectively of revenues from operations.

	Three months ended September 30, 2021		Nine months ended September 30, 2021
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	2,642,853	28	6,462,570	27
Customer 2	1,957,981	21	6,100,610	26
Customer 3	1,901,155	20	5,517,581	23
Customer 4	992,813	11	2,642,853	11
Total	7,494,802	80	20,723,614	87

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

21. Financial instruments (continued)

Four customers accounted for 87% (December 31, 2020 – two customers for 69%) of trade accounts receivable and unbilled trade receivables with amounts owing to the Company of $15,266,266 (2020 - $1,211,177), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. The Company manages its credit risk by performing credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not generally require collateral or other security from customers on accounts receivable.

Fair value of financial instruments

Financial instruments are comprised of cash, accounts receivable, investments, deposits, accounts payable and accrued liabilities, term loans, long-term debt and convertible debentures. There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 — inputs for the asset or liability that are not based on observable market data.

Investments in BGF shares are valued as at September 30, 2021 at quoted market prices and are classified as Level 1. Investments in BGF shares were valued as at December 31, 2018 based on a valuation technique that estimates a business' value based on a recent round of financing and were classified as Level 3.

Investments in HPQ shares are valued at quoted market prices and are classified as Level 1.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and term loans approximate their carrying amounts due to their short-term maturities.

The fair value of the long-term debt approximates their carrying amounts due to their recent issuance.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on the term loans and convertible debentures as those financial instruments bear interest at fixed rates.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

21. Financial instruments (continued)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 25% as at September 30, 2021, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $7,290,000 (2020 - $11,874,375).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity and / or debt issuances and to generate positive cash flows from operations. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

	Carrying Value	Total contractual amount	Less than 1 year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	8,230,604	8,230,604	8,230,604	-	-	-
Term loans	787,837	862,272	14,389	730,090	62,823	54,970
Balance due on business combination	3,693,778	4,355,600	435,560	2,831,140	1,088,900	-
Lease liabilities	5,425,795	6,802,200	3,320,485	708,210	594,851	2,178,654
	18,138,014	20,250,676	12,001,038	4,269,440	1,746,574	2,233,624

The following table summarizes the contractual maturities of financial liabilities as at September 30, 2021:

22. Contingent liabilities

The Company is currently a party to various legal proceedings and a tax authorities’ review. If management believes that a loss arising from these matters is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

22. Contingent liabilities (continued)

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

23. Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The Company monitors its working capital in order to meet its financial obligations. For the three and nine months ended September 30, 2021, the Company’s working capital was $23,267,424 (2020 – $13,797,579).

The management of capital includes shareholders’ equity for a total amount of $61,244,195 (2020 – $59,423,106) and debt of $4,481,615 (2020 - $112,707).

Although there were no significant changes in the Company’s approach during fiscal 2020, the Company was able to retire its term loans and convert its convertible debentures to common shares. In order to maintain or adjust capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market.

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine month periods ended September 30, 2021 and 2020

(Unaudited)

24. Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors.

The Company’s head office is located in Montreal, Quebec. The operation of the Company is located in one geographic area: Canada. The following is a summary of the Company’s geographic information:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue from external customers
Canada	1,352,895	3,101,905	6,089,789	3,910,884
United States	1,957,777	442,706	6,683,583	513,588
Europe	558,430	5,161	620,673	6,500
Asia	128,961	-	128,961	4,007
India	2,813,089	-	2,813,581	-
Saudi Arabia	1,901,155	4,367,795	6,100,610	6,162,131
China	86,048	112,526	134,664	134,585
Africa	(3,683)	38,229	-	38,229
Mexico	-	71,677	137,856	105,352
South America	523,254	9,428	1,153,284	121,513
	9,317,926	8,149,427	23,863,001	10,996,789

The following is a summary of the Company’s revenue by revenue recognition method:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Sales of goods under long-term contracts	8,405,565	5,960,844	19,122,840	8,135,671
Sales of goods in point of time	912,361	2,164,000	1,440,161	2,794,297
Sale of intellectual properties	-	-	3,300,000	-
Other revenues	-	24,583	-	66,821
	9,317,926	8,149,427	23,863,001	10,996,789

The Company has entered into long-term leases for premises, computer software, photocopier equipment and automobile.